Exhibit (a)(1)

PRESS RELEASE

Contact:
Acorn International, Inc.	CCG Investor Relations
Ms. Irene Bian	Ms. Linda Salo, Sr. Financial Writer
Phone: +86-21-51518888 Ext. 2148	Phone: +1-646-922-0894
Email: irenebian@chinadrtv.com	Email: linda.salo@ccgir.com
www.chinadrtv.com

Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com
www.ccgirasia.com

FOR IMMEDIATE RELEASE

ACORN’S BOARD OF DIRECTORS RECOMMENDS REJECTION

OF BIREME’S TENDER OFFER

Concludes That Bireme’s Unsolicited Bid is Inadequate and Not in the Best Interests of Shareholders

Files 14D-9 with SEC Detailing Reasons for Board’s Recommendation

SHANGHAI, China, June 17, 2011—Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct sales and distribution sales platforms, today announced that its Board of Directors voted to recommend that Acorn shareholders reject the Bireme Limited (“Bireme”) cash tender offer (the “Offer”) of $2.00 per ordinary share (equivalent to $6.00 per American Depositary Share) (the “Offer Price”) as inadequate and not in the best interests of Acorn and its shareholders.

The Company has filed a Schedule 14D-9 with the Securities and Exchange Commission (“SEC”) detailing the reasons for its rejection of Bireme’s Offer. The full text of the filing will be available in the Investor Relations section of Acorn’s website at http://ir.chinadrtv.com. and on the SEC website at http://www.sec.gov/.

The two shareholders of Bireme are Ms. Ritsuko Hattori-Roche, who is the wife of Robert Roche, the co-founder and the Chairman of the Board of Directors of Acorn, and Don Dongjie Yang, who is a co-founder, the Chief Executive Officer and a member of the Board of Directors of Acorn.

The Offer was reviewed and considered by members of the Board of Directors of Acorn who are unaffiliated with Bireme, Mr. Roche, Ms. Hattori-Roche and Mr. Yang. In making its determination, the Board, taking into account advice received from its financial and legal advisors, considered numerous factors, including their belief that:

The Offer is inadequate

•

The Board does not believe that the Offer Price reflects the underlying value of Acorn’s assets, operations and growth prospects, and the additional value that the Board believes would result from the continued implementation of Acorn’s strategic business initiatives.

•	Acorn’s book value per share, as of December 31, 2010, is approximately $2.04 per Ordinary Share (or $6.13 per ADS) based on the number of Ordinary Shares outstanding as of June 3, 2011, which is higher than the Offer Price, and this book value is derived without taking into consideration the actual market value of Acorn’s properties or the value of Acorn’s intellectual property, brand, reputation and revenue producing businesses.

•

Acorn has strong cash reserves. As of December 31, 2010, Acorn had cash and cash equivalents of $91.7 million and no long term debt. This unlevered cash represents approximately $1.03 per Ordinary Share, or $3.08 per ADS, based on the number of Ordinary Shares outstanding as of June 3, 2011.

•	The Offer undervalues the key strengths of Acorn, including its:

•	proven track record of developing, promoting and selling consumer products through its vertically integrated sales platform;

•	ability to efficiently access media channels and manage Acorn’s media time on its TV direct sales platform; and

•	ability to adapt and evolve its business model in conjunction with China’s direct sales industry and market conditions over the years.

•	The implementation of Acorn’s current and future plans will bring additional value to Acorn and its shareholders, which are not reflected in the Offer Price.

The Offer is opportunistic

•

The Board believes that Mr. Roche and Mr. Yang, as insiders of the Company and long-time industry participants, recognize the significant medium- and long-term value creation potential of the Company’s assets and recent strategic initiatives and the potential returns from the pursuit of such initiatives, and have opportunistically timed their Offer to acquire control of the Company before the full impact of these factors can be reflected in Acorn’s results of operations and share price.

•

The Board also believes that the Offer is being made at a time when market valuations of PRC-based companies are being driven down, thus the current market condition is not reflective of a more normal market environment.

The Offer, if fully subscribed, will give the Offer Participants actual control of the Company

•

If the Offer is fully subscribed, Mr. Roche, Ms. Hattori-Roche and Mr. Yang (the “Offer Participants”) together with certain entities that are affiliated with or related to them will beneficially own in the aggregate approximately 52% of the outstanding shares of the Company. As a result, if the Offer Participants act together, they will be able to exert substantial influence and actual control over the Company and its policies, including the ability to prevent certain types of corporate transactions that other shareholders might favor, such as a merger or scheme of arrangement with a third party buyer.

•	Further, if they act together, the Offer Participants will have the ability to control the vote regarding such matters as the election or removal of the Company’s directors.

The Offer is coercive

•

The Board believes that a partial, or limited, tender offer for a small-cap company like Acorn is structurally coercive because shareholders may be concerned that if they do not tender their shares in the Offer they may be left holding illiquid securities, because of the small public float and the risk that Acorn may become delisted.

The Offer does not require a favorable recommendation by the Board

•

The Offer does not require a favorable recommendation by the Board. Further, the Offer Participants have not indicated a willingness to negotiate the Offer Price with the Company or the Board and therefore the Board cannot be certain the Offer Price represents the highest price Bireme would be willing to offer for the Company’s shares.

The Offer has numerous conditions

•

The Offer includes many conditions to the obligations of Bireme to purchase the shares tendered in the Offer, many of which vest a great deal of discretion in Bireme to determine whether or not they are satisfied, resulting in substantial uncertainty as to whether Bireme would be obligated to consummate the Offer.

•

More specifically, the Offer states that the conditions described in the Offer are for the sole benefit of Bireme and may be asserted or waived by Bireme in whole or in part at any time and from time to time in its sole discretion at or prior to the expiration of the Offer (other than those involving the receipt of any requisite governmental approvals). The determination as to whether any condition to the Offer has or has not been satisfied is based on the reasonable judgment of Bireme and, subject to applicable law, will be final and binding on all parties.

Houlihan Lokey (China) Limited is acting as financial advisor to Acorn and O’Melveny & Myers LLP is providing legal advice. Maples and Calder is providing Cayman law advice.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time, other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include third-party bank channels, outbound calls, catalogs and Internet. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

This news release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended). Such statements are based on management’s current expectations that involve risks and uncertainties. Any statements that are not statements of historical fact or that are about future events may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue,” “strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements. Acorn’s actual results or outcomes and the timing of certain events may differ significantly from those discussed in any forward-looking statements due to a variety of factors, including those described in Acorn’s SEC reports, including its April 27, 2011 Form 20-F. Acorn undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Acorn notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. Acorn is not waiving any other defenses that may be available under applicable law.

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